1380 Willow Street, San Diego, Calif. 92106   ▪   619.241.2844   ▪   619.241.2847 (fax)   ▪    www.TheSmallBusinessCompany.com

February 5, 2010

Mark Rakip
Staff Accountant
Division of Corporation Finance
703-813-6984 (fax)

Dear Mr. Rakip,

I am writing you in reference to your correspondence/fax of February 1, 2010 regarding your letter to our office dated September 4, 2009 and our subsequent phone conversations. To bring you up to date on our situation, here is what has transpired and where we sit now with our filings:

▪	Following the PCAOB registration revocation of Moore & Associates in late August 2009, we engaged Seale & Beers in September 2009 to complete our FYE 2009 (June 30, 2009) audit.
▪	It was not until October 21, 2009 that Moore & Associates finally released all of our files to Seale & Beers so that they may continue their review of our FY 2009 financials.
▪	We have worked closely with Seale & Beers during the past 3+ months in a complete examination of all of our accounting.
▪
Based on their “inheriting” of our files from Moore & Associates (and their PCAOB registration revocation), Seale & Beers have gone to extremes to ensure that all of our accounting practices and subsequent entries are fully compliant with SEC auditing guidelines.

▪	We continue our audit work with Seale & Beers and both our internal and external resources to complete this audit which we expect to file within the next 15 days.
▪	Following our 10-K filing, we expect to file our Q1 and Q2 shortly thereafter bringing us to compliance.
▪	Our next task following our Q filings is to go back and re-visit/re-audit our 2008 10-K and then reach full compliance.

We hope this clarifies our current situation and our intentions. Please contact me if you have further questions.

Sincerely,

David Larson, President/CEO
The Small Business Company

cc: T. Mailander